Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement
on Form S-4: 333-168320

This document was posted by Aon Corporation on its integration portal accessible on its internal website on September 8, 2010.

To:	Benefits Administration at Hewitt and Employee Benefits Outsourcing at Aon
From:	Kristi Savacool
Subject:	Announcing the Benefits Administration Leadership Team for Aon Hewitt

I am honored to have the opportunity to serve alongside all of you once the merger is complete. I’m confident we will continue to show the market why we are the leader in Benefits Administration. Throughout a time that could have distracted us, our clients have told both firms that they notice and appreciate our ability to stay focused on them.

It’s my pleasure today to announce the proposed Benefits Administration senior leadership team for Aon Hewitt effective once the merger closes. Kathryn Hayley and I worked together to design a leadership structure for the new Aon Hewitt organization that maintains the strengths of Hewitt’s existing organization but adds the unique capabilities and skills of Aon’s. As you’ll see from the structure, we’ll continue to organize our teams and solutions around the needs of large market companies (roughly 15,000 employees or more) and mid-market companies (roughly 2,500 to 15,000 employees).

Upon closing, the Benefits Administration leadership team will consist of the following members:

•   Maureen Scholl and Matt Shaul will run the Large Market Benefits organization. Maureen will handle the West Business Unit (BU), consisting of the primary delivery centers in Lincolnshire, IL; The Woodlands, TX; and Newport Beach, CA. Matt Shaul will lead the East Business Unit, including our large delivery centers in Charlotte, NC; Atlanta, GA; Orlando, FL; Bridgewater, NJ; Norwalk, CT; and Puerto Rico. Matt and Maureen both currently lead these business units.

•   Our U.S. Mid-Market business will be led jointly by Craig Maloney and Ken Haderer. Craig currently leads Hewitt’s Mid-Market Benefits Administration business and Ken currently leads Aon Consulting’s Employee Benefits Outsourcing business. In the new Aon Hewitt organization, Craig and Ken will jointly manage the P&L and the integration activities. Craig will oversee the client management, product development, and go-to-market activities, in collaboration with the Sales, Product Strategy, and Marketing functions. Ken will oversee the client delivery operations of the combined teams and provide direction to our UK/EMEA and Canada regional teams on operational processes, tools, and methods.

•   Arjun Singh will continue to serve as the Managing Director for India, now to include Benefits Administration, HR BPO, and Technology across Aon Hewitt.

•   We are still evaluating how to best integrate our Benefits Administration operations in Canada and UK/EMEA. Until those decisions are reached, Shauna Cooper will continue to lead Hewitt’s Canadian Benefits Administration business and Eric LaBerge will continue to lead Aon’s Canadian Employee Benefits Outsourcing (EBO) operation. In UK/EMEA, Stuart Heatley will continue to lead Aon’s European EBO business and Derek Morgan will continue to head up Hewitt’s European Benefits Administration operation. We will provide an update shortly.

•   Hewitt Senior Educators, Hewitt’s recently acquired health exchange, now joins Benefits Administration, under the leadership of Brian Poger. This is a significant growth opportunity as more and more companies opt out of retiree health care and consider other alternatives as a result of health care reform.

•   Brad Anderson will continue to provide overall domain leadership for the core domains of Defined Benefit (DB), Defined Contribution (DC), Health and Welfare (HW), and Customer Service (CS), and will extend his team’s role across the large and mid-market groups.

•   Greg Haecker will continue to lead all large market implementations, working with our client teams to ensure effective transitions to on-going delivery. Greg will collaborate with our sales team and business unit leadership to define our growth plans.

•   Troy Mills will focus on two important areas. He will continue to oversee our India Benefits team, which has a dual reporting to Arjun Singh. We plan to announce an in country India Benefits leader later this year. Additionally, Troy will play a prominent role in global sourcing (off-shoring) and lean initiatives across Aon Hewitt as part of our integration activity.

•   Blythe Kazmierczak will now lead the Large Market Operations & Quality group. Blythe currently manages the resource management and metrics teams within Operations & Quality for Large Market Benefits. Operations & Quality includes strategic programs (such as annual enrollment, service delivery transformation, lean initiatives, and business continuity), metrics and analytics, resource management, print operations and fulfillment, and other operational programs.

•   I’m also pleased to announce that we plan to appoint the following individuals to key functional leadership roles after close:

•      Doug Hart will become Chief Financial Officer for Benefits Administration in Aon Hewitt, expanding his current role as CFO for Large Market Benefits at Hewitt to also cover Mid-Market. Doug will have dual reporting to Scott Ordway and to me.

•      Kristin Slavish will lead HR for Benefits Administration in Aon Hewitt. Kristin currently leads HR for Hewitt’s Benefits business. Kristin will have dual reporting to Neela Seenandan and me.

•      Ted Gaty will be the Chief Information Officer (CIO) for Benefits Administration in Aon Hewitt, with dual reporting to David Baruch and me. Ted currently is the CTO for Large Market Benefits at Hewitt. This is an expanded role for Ted, as he now will oversee for Mid-Market technology operations as well.

•      Mike Wright will lead Sales for Benefits Administration and HR BPO. Mike will work with Jim Konieczny for HR BPO and with me for Benefits Administration. Mike is currently in this role for Hewitt’s outsourcing segments.

•   Sales, Strategy & Product Development, and Client & Market Leadership (account management) will continue to temporarily report directly to Russ Fradin. Mike Wright (Sales), Eric Watkins (Client & Market Leadership), and Todd Babbitz (Strategy & Product Development) each will continue in their roles for the combined Aon Hewitt.

In many cases, the direct reports for each of these leaders will not change. However, where we have decisions to make, I will work with the individual leader and help determine the best structure going forward. We will communicate these decisions with the affected teams as soon as possible.

Also today, Bal Dail, CEO of Aon Hewitt’s Consulting business, and Jim Konieczny, CEO of Aon Hewitt’s HR Business Process Outsourcing business, each announced their planned leadership team appointments for the future Aon Hewitt organization. You can find all of the announcements by visiting the Aon Hewitt Integration Portal from links on KE and The Source.

Thanks again for your patience as we work through the best organizational structure and talent to lead our teams into a high-growth future as part of Aon Hewitt. Keep delivering for our clients with quality!

Kristi

Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations.

Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above.